AI Day © 2025 BioNTech SE & InstaDeep Ltd. October 1, 2025 Exhibit 99.1

This slide presentation includes forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control; and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Quarterly Report on Form 6-K for the period ended June 30, 2025; and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. This presentation contains references to our trademarks and to trademarks belong to other entities. Solely for convenience, trademarks and trade names referred to, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 2

BIONTECH | InstaDeep AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 3

Agenda

BioNTech – Building a global immunotherapy powerhouse translating science into survival

14:00	**Advancing a disruptive tech-bio company**	Prof. U. Sahin, M.D.
14:15	Developing the future of AI at BioNTech	K. Beguir

InstaDeep – Delivering across the full AI stack

14:25	Compute & model scaling	A. Laterre
14:35	AI innovation	B. Almeida, B. Guloglu
15:00	Data acquisition & refinement	N. Lopez Carranza, Y. Ben Dhieb
15:20	Applications	C. Zhang, L. Walls, A. Delaunay, M. Rooney
15:40	Audience Q&A	Prof. U. Sahin, M.D., K. Beguir

Advancing a disruptive tech-bio company Ugur Sahin Founder & CEO BioNTech AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 4

Margaret Keenan Dec. 8, 2020 London Science Museum

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BioNTech's AI capabilities with worldwide reach


United Kingdom
London
U.S.
Cambridge
Gaithersburg
Germany (HQ + 6 sites)
France
Paris
Austria
Vienna
Tunis
Tunisia
South Africa
Cape Town
Rwanda
Kigali
UAE
Dubai
Turkey
Istanbul
China
Shanghai
Singapore
Australia
Victoria
BioNTech locations
BioNTech AI centers

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BioNTech – disruptive tech-bio company with pioneering technologies developed through full AI integration

Multiplatform oncology company

16 Clinical programs

>20 Ongoing Phase 2 or 3 trials

REGENERON
Genmab
DualityBio
MediLink Therapeutics
Bristol Myers Squibb
Genentech
OncoC4

Infectious diseases pipeline

7 **Clinical programs** in high unmet need indications

Pfizer

COVID-19 vaccine global impact

5 Billion doses distributed

Leader in integrated AI capabilities

InstaDeep®

In-house manufacturing

4 **Platforms** including individualized mRNA and bispecific antibodies

Vision Building a global immunotherapy powerhouse translating science into survival AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 8

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We are uniquely positioned to combine approaches to transform cancer care


Immunomodulators
Potential for synergy
Potential for synergy
Potentially curative approaches
Targeted therapies
mRNA cancer immuno-therapies
Potential for synergy

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- Focus on HER2, HER3, TROP2, B7H3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

ADC = antibody-drug conjugate.

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We are uniquely positioned to combine approaches to transform cancer care


Immunomodulators
Potential for synergy
Potential for synergy
Potentially curative approaches
Targeted therapies
mRNA cancer immuno-therapies
Potential for synergy

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect
- BNT327 pumitamig

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- Focus on HER2, HER3, TROP2, B7H3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

ADC = antibody-drug conjugate.

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Pumitamig's synergistic targeting of PD-L1 and VEGF[1]

Tumor microenvironment (TME)


VEGF-A dimer
in the TME
PD-L1 ligand
on tumor cells
Anti-VEGF-A (Fab)
Anti-PD-L1 (VHH)
Pumitamig
Anti-PD-L1 (VHH)
Anti-VEGF-A (Fab)
PD-L1 ligand
on tumor cells
VEGF-A dimer
in the TME

NSCLC IHC[2]


VEGF-A
PD-L1

Local neutralization of angiogenic and immunosuppressive VEGF-A effects

Targeting the TME and blockade of PD-1/PD-L1 signaling

1. Partnered with Bristol Myers Squibb; 2. IHC data: Human Protein Atlas

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Next-generation bispecific can potentially expand the reach of IO therapy

Anti-PD-(L)1 approved

Anti-PD-(L)1 therapy addresses

~1.5 M

new cancer cases in the US and EU annually with medical need remaining high (5-year survival < 50%)[1]


CRC (MSI-H)
Gastric
HCC
TNBC PD-L1 >10%
HNSCC/nasopharyngeal
Endometrial
RCC
Melanoma
Lung
Anti-VEGF
Anti-PD-L1
Breast (non TNBC)
TNBC PD-L1
CRC (MSS)
EGFRmut NSCLC
Pancreatic
Ovarian
GBM

US and EU cancer incidence[2]

Anti-PD-(L)1 not approved

>1.4 M

estimated new cancer cases in the US and EU annually that cannot be addressed by current IO therapies

1. NCI SEER https://training.seer.cancer.gov/index.html. 2.US incidence source: NIH and American Cancer Society data EU incidence source: European Cancer Information System

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Landmark strategic collaboration with BMS to advance pumitamig[1]

BIONTECH | Bristol Myers Squibb


Anti-VEGF-A
Anti-PD-L1 VHH

Maximizing potential of next-generation immunomodulator pumitamig[1] with global co-development and co-commercialization partnership

- Bispecific antibody targeting PD-L1 and VEGF-A
- Over 1,200 patients treated in clinical trials across multiple tumor types
- Broad development ongoing in 10+ indications, including initial registrational trials

Potential to transform standard of care and establish new IO backbone treatment option for patients with high unmet medical needs

1. Partnered with Bristol Myers Squibb.

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Root cause of cancer treatment failure

Interindividual variability & intratumoral heterogeneity


Individual patients
Healthy cell
DNA mutations
Pre-cancer cell
Mutations
Mutations
Mutations

Cancer evolution 5-20 years – up to 10.000 mutations

BIONTECH | InstaDeep
AI Day © 2025 BioNTech SE & InstaDeep Ltd. | October, 2025 | 15

We are uniquely positioned to combine approaches to transform cancer care


Immunomodulators
Potential for synergy
Potential for synergy
Potentially curative approaches
Targeted therapies
mRNA cancer immuno-therapies
Potential for synergy

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect
- BNT327 pumitamig

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- Focus on HER2, HER3, TROP2, B7H3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

ADC = antibody-drug conjugate.

BIONTECH | InstaDeep
AI Day © 2025 BioNTech SE & InstaDeep Ltd. | October, 2025 | 16

Leveraging our leadership in mRNA to fully exploit cancer immunotherapy target space with two approaches


mRNA-lipoplex platform
iNeST[1]
individualized Neoantigen-Specific immunotherapy
Described in Sahin et al., Nature 2017, Rojas et al. Nature 2023
Neoantigens
Individualized therapy
Individual patient samples (blood and tissue)
Mapping of mutations
Artificial intelligence-driven neoantigen prediction
On-demand tailored RNA manufacturing
Individualized immuno-therapy
Described in Castle et al., Cancer Res 2011, Kreiter et al., Nature 2025
Fixed Antigen Vaccine
FixVac
Multiple shared antigens
Off-the-shelf therapy
ANTIGEN 1
ANTIGEN 2
ANTIGEN 3
ANTIGEN 4
Fixed combination of shared tumor antigens[2]
Multi-antigen approach tailored to each indication
Described in Kranz et al., Nature 2016 and In Sahin et. al., Nature 2020

1. Partnered with Genentech, a member of the Roche Group. 2 Antigens vary across programs; 3. T-cell responses analyzed by *ex vivo* multimer staining analysis in blood.

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iNeST: autogene cevumeran driving continuous innovation with data


NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC

1. Individual patient samples
2. Mapping of mutations
3. Neoantigen prediction
4. On-demand tailored mRNA manufacturing
5. Individualized immunotherapy

Driven by data

Potential for continued improvement as more data are generated and analyzed

Selection algorithms

AI and ML optimization

Just-in-time manufacturing

Dedicated mRNA GMP production facilities

iNeST is being developed in collaboration with Genentech, a member of the Roche Group. Autogene cevumeran is an investigational candidate.

Neoantigen prediction: how do we identify, predict, and characterize neoantigens? Neoantigen rank Gene Mutation Length (aa) Transcript VAF MHC I score MHC II score Coverage in tumor VAF in tumor Coverage in normal tissue VAF in normal tissue 1 SNF8 V183M 27 16.05 0.1 2.16 155 0.33 119 0.00 2 SEMA7A G340S 27 1.44 0.04 8.6 113 0.44 120 0.01 3 DUS4L S305P 26 2.07 0.28 8.54 213 0.48 150 0.00 20 Types of mutation and clonality of mutations Mutated transcription expression level Characterization of neoantigen peptide Peptide-MHC binding affinity/quality Similarity/richness across tumors Lack of expression in healthy tissues Representative data. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 18

Defining the complex TCR-tumor antigen interaction is an unsolved computational problem Tumor Cell T Cells HLA Allele Diversity > 30,000 TCR Diversity > 5x108 Peptide Diversity > 100,000 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 19

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Dimensions of cancer heterogeneity


Tumor Heterogeneity
Mutation and neoantigen profile, epigenetics, biology and evolution
Clonal evolution
Tumor Environment
Immunosuppression
Recognition and editing
Immune system
HLA restriction and immune SNPs
Specificity, quantity, and functional state of immune effectors
Y
Somatic mutations
Z
Immune Diversity
X
Hereditary and environmental factors
Individual Patient
Host and environment
Factors include HLA haplotype, microbiome, epigenome, age, antigen exposure, drugs, and comorbidities

Sahin & Türeci, Science 2018

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Our leading scientific capabilities are fueled by AI to pioneer personalized immunotherapies

Personalized immunotherapy

- iNeST[1]: Personalized immunotherapy platform levering AI to create therapies unique to each patient's tumor
  - 4 ongoing trials
  - >450 patients treated[2]
  - 18,000 neoantigens selected[2]
- Computational extension of immunotherapy target space[3]
- Semi-automated manufacturing capabilities for iNeST[1]

BIONTECH AI

AI-powered bio-engineering

- Development of novel DeepChain platform combining cutting-edge AI and bio-engineering
- Optimization of mRNA design & structure
- Automated dry-wet lab to enhance discovery capabilities
- In-house supercomputing cluster with ~500 PetaFLOPS of Nvidia H100 GPUs

1. Partnered with Genentech, a member of the Roche Group; 2. From trials BNT122-01, GO39733, GO40558 and ML41081; 3. Castle et al. 2011 *Cancer Res.*

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BioNTech is uniquely positioned with complete AI integration and personalized medicine capabilities under one roof

Fully-integrated tech-bio company

- Deep genomics & immunology expertise to analyze patient data
- Individualized treatment platforms to address inter-individual variability
- AI-infused & digitally-integrated target & drug discovery and development
- Automated in-house manufacturing to serve patients on time and globally

Capabilities to build tomorrow's personalized precision medicines


Personalized omics
Drug classes
mRNA therapeutics
Engineered cell therapies
Antibodies
Antibody conjugates
T cell receptors
Small molecule immunomodulators
Off-the-shelf drugs
Tailored on-demand immunotherapies
Inter-individual variability
Clinical samples

Karim Beguir Co-Founder & CEO InstaDeep Developing the future of AI at BioNTech AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 23

AI is not a single exponential but a triple exponential DATA COMPUTE MODELS AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 24

Moore’s Law: efficiency of hardware compute doubles every two years 1. Ray Kurzweil Q&A - The Singularity, Human-Machine Integration & AI | EP #83 - Peter Diamandis & Ray Kurzweil Singularity Q&A - (ref) - March 2024 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 25

While the compute efficiency of AI models is also doubling every 8 months 1. Situational Awareness June The Decade Ahead Leopold Aschenbrenner - (ref) - June 2024 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 26

Is AI likely to expand even further? The AI Revolution: The Road to Superintelligence - By Tim Urban -January 22, 2015 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 27

AI itself is now accelerating Machine Learning, which creates a new supercycle AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 28

This supercycle, the Era of Experience, is driven by techniques such as Reinforcement Learning (RL) and Optimization that focus on "learning by doing" with AI agents. Welcome to the Era of Experience David Silver, Richard S. Sutton - (ref) - Apr 2025 Environment New State New Action AI Agent AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 29

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InstaDeep is active in Reinforcement Learning research


Oryx: a Performant and Scalable Algorithm for Many-Agent Coordination in Offline MARL

Abstract

Oryx: a Performant and Scalable Algorithm for Many-Agent Coordination in Offline MARL

NeurIPS Conference 2025


MEMORY-ENHANCED NEURAL SOLVERS FOR EFFICIENT ADAPTATION IN COMBINATORIAL OPTIMIZATION

ABSTRACT

1 INTRODUCTION

Memory-Enhanced Neural Solvers for Efficient Adaptation in Combinatorial Optimization

NeurIPS Conference 2025 Spotlight


Breaking the Performance Ceiling in Complex Reinforcement Learning requires Inference Strategies

Abstract

Breaking the Performance Ceiling in Complex Reinforcement Learning requires Inference Strategies

NeurIPS Conference 2025 Oral

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Biology and AI know-how: 6 Nature journal publications in less than 12 months nature methods
Nucleotide Transformer: building and evaluating robust foundation models for human genomics

Nucleotide Transformer

Building and Evaluating Robust Foundation Models for Human Genomics

Nature Methods
2024


nature machine intelligence
InstaNovo enables diffusion-powered de novo peptide sequencing in large-scale proteomics experiments

InstaNovo

ML for *de novo* peptide sequencing for large-scale mass spectrometry proteomics

Nature Machine Intelligence
2025


nature machine intelligence
A multimodal conversational agent for DNA, RNA and protein tasks

ChatNT

A Multi-Modal Conversational Agent for Genomics

Nature Machine Intelligence
2025


nature communications
Protein sequence modelling with Bayesian flow networks

ProtBFN & AbBFN

Protein Sequence Modelling with Bayesian Flow Networks

Nature Communications
2025


npj | quantum information
Unified framework for matchgate classical shadows

Matchgate Classical Shadows

Unified Matchgate Classical Shadows for Quantum Fermionic Systems

Nature Partner Journals Quantum Information
2025


nature methods
coming soon

SegmentNT

Annotating the genome at single-nucleotide resolution with DNA foundation model

Nature Methods
2025

ChatNT, our conversational agent for Genomics, made the cover of Nature Machine Intelligence AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 32

Compute & Model Scaling Applications Data Acquisition & Refinement AI Innovation InstaDeep and BioNTech are building across the full stack of AI: AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 33

Alex Laterre Head of AI Research InstaDeep Compute & Model Scaling AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 34

Gold medal at IMO 2025 achieved1 1. DeepMind achieves gold medal-level performance on the 2025 International Mathematical Olympiad with a general-purpose reasoning LLM! (ref) – 21st of July 2025 2. OpenAI general-purpose reasoning models solved all 12 problems at the 2025 International Collegiate Programming Contest (ICPC) World Finals (ref) – 17th of September 2025 3. DeepMind released Gemini Robotics 1.5 - AI models that let robots perceive, plan, think and act across diverse physical environments to complete complex, multi-step tasks with explainable reasoning (ref ) – 25th of September 2025 1st place at International Programming Contest2 Growing capabilities for physical agents3 Scaling laws drive AI innovation AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 35

Compounding intelligence Jensen Keynote that Nvidia GTC 2025 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 36

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A fully integrated AI ecosystem



AI innovation

Pioneer work in generative models, representation learning, and reasoning.

ML software ecosystem in JAX

Software for high-performance computing and advanced model optimization.

AIChor orchestration platform

A Kubernetes-native AI training platform for seamless scaling and fast experimentation.

InstaDeep's AI supercomputer

Purpose-built for AI, delivering full control, visibility, and performance.

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Kyber, InstaDeep's AI supercomputer

~500 PetaFLOPS of Nvidia H100 GPUs	**86,000** CPU Cores	**1.2 Tons** of Hardware per Rack

- Custom rack design engineered in-house
- **Optimised for AI performance** and cost efficiency
- Powered 100% by renewable energy
- Designed to scale seamlessly with next-generation hardware
- Tight **hardware–software integration** for control and efficiency



Internal

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AIchor orchestration platform

AIchor, a complete AI training platform, ready for production and built for scale.

Simple
GitOps workflow: Commit → Build → Run → Monitor

Scalable
Kubernetes-native provisioning and auto-scaling across clusters

Flexible
Modular data plane for multi-cluster and multi-cloud compute

https://aichor.ai/

+15,000
experiments / month in 2025

+75%
GPU usage

Internal

▪ Scale→ from rapid prototyping to large-scale training and deployment ▪ Efficiency→ “better, faster, cheaper" AI workloads that maximise hardware usage ▪ Modularity → interoperable, reliable, and optimised components working together ML software ecosystem in JAX Foundation models Decision-making & reasoning Scientific computing AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 40

1 | Efficiently train 100B-parameter foundation models Hierarchical model sharding Rack #7 Switch H100 DGX 8x H100 GPUs H100 DGX 8x H100 GPUs Switch Rack #11 Switch H100 DGX 8x H100 GPUs H100 DGX 8x H100 GPUs Switch Rack #14 Switch H100 DGX 8x H100 GPUs H100 DGX 8x H100 GPUs Switch Spine switch #1 Spine switch #2Intra-node: fully sharded data parallelism (NVLink) Kyber Inter-node: data parallelism (RoCE) AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 41

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1 | Efficiently train 100B-parameter foundation models

Hierarchical model sharding

- ✓ Intra-node: fully sharded data parallelism (NVLink)
- ✓ Inter-node: data parallelism (RoCE)
- ✓ *Tensor and sequence parallelism available*

Code optimizations

- ✓ CuDNN kernels (e.g. Flash Attention)
- ✓ Mixed precision with FP8 quantisation
- ✓ XLA compiler and RoCE configuration tuning
- ✓ NUMA binding affinity
- ✓ ...

+66 %

Model FLOPs Utilization (MFU) on 64 x H100 GPUs

Model FLOPs Utilization (MFU)
This is the ratio of observed throughput (tokens per second) to the theoretical maximum throughput of a system running at peak FLOPs.

e.g, Llama 3.1 405B achieves 38 to 41% MFU on 16,384 H100 GPUs.

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2 | Scaling molecule screening with Machine Learning Interatomic Potential

Simulating molecular properties at scale is key to many industries, including drug discovery, materials, chemicals. Machine Learning Interatomic Potentials allow **quantum accuracy orders of magnitude faster** on molecular simulations

Scientists



Looking for any type of new molecule or material

Candidates



Experiments



Success rate depends on selection quality

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2 | Scaling molecule screening with Machine Learning Interatomic Potential

Simulating molecular properties at scale is key to many industries, including drug discovery, materials, chemicals. Machine Learning Interatomic Potentials allow **quantum accuracy orders of magnitude faster** on molecular simulations

Scientists



Looking for any type of new molecule or material

Candidates


Classical Force Fields
MLIP
Quantum Chemistry
Speed
Accuracy

Experiments



Success rate depends on selection quality

Internal

Up to 5x speed-up in simulation speed 160 atoms molecule for 1ns (runtime in min) Re-engineered OS code InstaDeep OS MLIP library InstaDeep backends & models Over 100,000 atoms on one GPU Imipenem binding to L,D-transpeptidase Better Cheaper Scalable Quantum Chemistry-level accuracy 2 | Scaling molecule screening with Machine Learning Interatomic Potential M LI P E ne rg ie s Fo rc e Fi el d s En er g ie s DFT reference energies Method Hardware Runtime Relative Compute cost DFT 64 CPU cores ~ 145 days $12,500 MLIP 1 H100 GPU < 20 min $1 0 50 100 150 200 250 +10,000 times cheaper than DFT Estimated on a 150 atoms molecule Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 45

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A fully integrated AI ecosystem



AI innovation

Pioneer work in generative models, representation learning, and reasoning.

ML software ecosystem in JAX

Software for high-performance computing and advanced model optimization.

AIChor orchestration platform

A Kubernetes-native AI training platform for seamless scaling and fast experimentation.

InstaDeep's AI supercomputer

Purpose-built for AI, delivering full control, visibility, and performance.

AI Innovation AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 47

AI innovation Generative AI for genomics Bernardo Almeida Senior Research Scientist InstaDeep AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 48

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Nucleotide Transformer: one of the most popular genomics AI models on Hugging Face

README | License

InstaDeep™

AI Foundation Models for Genomics

A hub for InstaDeep's cutting-edge deep learning models and research for genomics, originating from the Nucleotide Transformer and its evolutions.

License CC BY-NC-SA 4.0 | python 3.11 | jax 0.3.25+ | Hugging Face InstaDeepAI

🎯 Our Focus: Advancing Genomics with AI

Welcome to the InstaDeep AI for Genomics repository! This is where we feature our collection of transformer-based genomic language models and innovative downstream applications. Our work in the genomics space began with **The Nucleotide Transformer**, developed in collaboration with Nvidia and TUM and trained on Cambridge-1, and has expanded to include projects like the **Agro Nucleotide Transformer** (in collaboration with Google, trained on TPU-v4 accelerators), **SegmentNT**, and **ChatNT**.

Our mission is to provide the scientific community with powerful, reproducible, and accessible tools to unlock new insights from biological sequences. This repository serves as the central place for sharing our models, inference code, pre-trained weights, and research contributions in the genomics domain, with explorations into future areas like single-cell transcriptomics.

We are thrilled to open-source these works and provide the community with access to the code and pre-trained weights for our diverse set of genomics language models and segmentation models.

+1 Million Downloads

Across model sizes[1]

+500 Citations

Across model types[2]

1. Hugging Face Statistics.
2. Google Scholar.

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Generative AI for genomics – publications in top-tier journals nature methods

Article

Nucleotide Transformer: building and evaluating robust foundation models for human genomics


Annotating the genome at single-nucleotide resolution with DNA foundation models


Multi-modal Transfer Learning between Biological Foundation Models

Abstract

1 Introduction


nature machine intelligence

Article

A multimodal conversational agent for DNA, RNA and protein tasks

Nucleotide Transformer

Building and Evaluating Robust **Foundation Models** for Human Genomics

Nature Methods, 2024

SegmentNT

Segmenting the Genome at **Single-Nucleotide Resolution** with DNA Foundational Models

Nature Methods, 2025

Isoformer

Multi-modal Transfer Learning between Biological Foundation Models

NeurIPS Conference, 2024

ChatNT

A Multi-Modal Conversational Agent for Genomics

Nature Machine Intelligence, 2025

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Exploiting the data available with the aim of building a best-in-class model for genomics

NT Evo		Borzoi AlphaGenome
Learn from genomes	OR	Learn from functional data

Nucleotide Transformer v3
NTv3

Pre-training on genomes from >150,000 species

Post-training on >17,000 functional tracks across 16 species

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Introducing NTv3: a new, truly foundational, model for genomics with a million nucleotide context

Multi-species
more than 150,000 species genomes

Multimodal
genomes + functional tracks + genome annotation

Multi-domains
human genomics, plants genomics, metagenomics

Long-range
up to 1 million input nucleotides

Generative capacities
design of DNA sequences *de novo* with **in-vitro validation**

Suite of models
from 10M -> 4B parameters

Designed for efficiency
fastest foundation models available


Genome annotation
(e.g. genes, splice sites finding)
Variant prediction
(e.g. eQTL, deleterious mutation)
Genomic tracks
(e.g. gene expression)
Sequence generation
(e.g. enhancer design)
NTv3
A C T A T C T A G A T G G T A G
DNA sequence

Pre-training | Learning from +150,000 species genomes AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 53

NTv3 learns through Masked Language Modelling Pre-training | Learning from +150,000 species genomes AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 54

Pre-training | Scaling Laws in Action AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 55

Fine-tuning | NTv3, The Fastest Genomic Foundation Models NTv3 scales up to 1 million nucleotides an order of magnitude more efficiently than competitive models *RC equivariant AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 56

NTv3 scales up to 1 million nucleotides an order of magnitude more efficiently than competitive models *RC equivariant Fine-tuning | NTv3, The Fastest Genomic Foundation Models AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 57

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Fine-tuning | NTv3 is amongst the best models for fine-tuning on downstream tasks

Evaluation of different foundation models on 44 long-range downstream tasks, including gene expression, DNA accessibility and genome annotation across various human tissues.


HyenaDNA (50M)
Caduceus (10M)
NTv3 (10M)
NTv3 (100M)
NTv3 (650M)
Pearson correlation
GM03348 DNase
GM23338 RNA-seq
HepG2 ChIP POLR2A
HepG2 ChIP H3K4me3
HepG2 DNase
H1 ChIP H3K27me3
H1 DNase
GM12891 ChIP YY1
GM12878 RNA-seq
GM12878 ChIP ZNF384
GM12878 ChIP BCLAF1
K562 DNase
HepG2 RNA-seq
lung RNA-seq
K562 ChIP POLR2A
K562 ChIP H3K4me3
uterus RNA-seq
thyroid RNA-seq
spleen RNA-seq
spleen ChIP POLR2A
spleen DNase
spleen ChIP H3K4me3
heart DNase
breast RNA-seq
adipose tissue RNA-seq
K562 RNA-seq
K562 RNA-seq
n22Rv1 ChIP CTCF
GM23338 RNA-seq
GM12878 RNA-seq
MCC
3UTR
intron
5UTR
CTCF
enhancer tissue specific
exon
promoter tissue specific
enhancer tissue invariant
polyA signal
promoter tissue invariant
protein coding gene
splice acceptor
splice donor
lncRNA

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Fine-tuning | NTv3 is amongst the best models for fine-tuning on downstream tasks

Evaluation of different foundation models on 44 long-range downstream tasks, including gene expression, DNA accessibility and genome annotation across various human tissues.

Average performance across quantitative tasks


Pearson correlation
0.0
0.2
0.4
0.6
0.8
0.45
0.59
0.66
0.72
0.75
HyenaDNA (50M)
Caduceus (10M)
NTv3 (10M)
NTv3 (100M)
NTv3 (650M)

Average performance across classification tasks


MCC
0.0
0.2
0.4
0.6
0.17
0.25
0.36
0.47
0.48
HyenaDNA (50M)
Caduceus (10M)
NTv3 (10M)
NTv3 (100M)
NTv3 (650M)

NTv3

Best small foundation model (10M)

Top performance with larger model size

Post-training | Learning from +17k genomic tracks and genome annotation Predictions for 1mb input sequence at single-nucleotide resolution AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 60

Post-training | NTv3 accurately predicts genomic tracks at single-nucleotide resolution Predictions for 1 million nucleotide genomic region Example of NTv3 predictions for experiments in human K562 leukemia cells AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 61

Post-training | NTv3 accurately predicts genomic tracks at single-nucleotide resolution *Linder et al., Nature Genetics 2025 NTv3 outperforms state-of-the-art model (Borzoi*) at experimental track prediction. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 62

Post-training | NTv3 accurately annotates genomes at single-nucleotide resolution Predictions for 1 million nucleotide genomic region AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 63

Post-training | NTv3 accurately annotates genomes at single-nucleotide resolution Predictions for 200 thousand nucleotide gene region AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 64

*de Almeida et al., Nature Methods 2025 Post-training | NTv3 accurately annotates genomes at single-nucleotide resolution NTv3 outperforms state-of-the-art model (SegmentNT*) at gene finding, regulatory element detection and splicing. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 65

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Exploiting the data available with the aim of building a best-in-class model for genomics

NT
Enformer

Predictive

OR

Evo

Generative

Nucleotide Transformer v3
NTv3

Native predictions and can be finetuned

De-novo and conditional sequence generation

Thanks to the masked discrete diffusion framework, NTv3 both exhibits strong representation capabilities for downstream tasks and is generative!

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Generation | Designing regulatory enhancer sequences with NTv3

Experiment

Design promoter-specific enhancers, at different levels of activity, in *Drosophila* cell line.

Motivation

Enhancers are sequence elements that modulate the expression of genes and can be used for gene therapy.

Approach

Fine-tune NTv3 to become a generative model using Masked Diffusion Language Models (MDLM)

Validation

Experimental validation through *in vitro* MPRAs


Masked enhancer
Promoter
···GTCACACGGTAG···
Sequence Design
Activity
Gene body
···ACTATCGGTCACACGGTAG···
Generated sequence

In collaboration with Alex Stark

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Generation | NTv3 designs have *in-vitro* state-of-the-art performance for activity-specific design


High activity
NTv3
...ACTATCGGTC...
Generated enhancer
Mid activity
NTv3
...ACTAAAAGTC...
Generated enhancer
Low activity
NTv3
...CGCGCCGGTC...
Generated enhancer

Experimental validation of enhancers with different strengths (RpS12 promoter)


Native enhancers
NTv3 generated
Experimental enhancer activity
5
4
3
2
1
0
−1
−2
lowest
low
mid
high
highest
Expression Level

NTv3 successfully generated *de novo* enhancers matching the prompted activity levels.

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Generation | NTv3 designs have *in-vitro* state-of-the-art performance for promoter-specific design


Promoter DSCP Activity
Promoter RpS12 Activity
NTv3
Promoter DSCP
···ACTATCGGTC···
Generated enhancer
Promoter RpS12

Experimental validation of enhancers with promoter-specific activities


DeepStarr*
NTv3
Promoter specificity (fold-change)
0
1
2
3
4
5
1.06x
2.14x
2.62x
4.37x
DSCP
RpS12
Tested promoter types

NTv3 successfully generated *de novo* promoter-specific enhancers, achieving fold-change specificity significantly superior to previously validated state-of-the-art *in vitro* methods.

*de Almeida et al., Nature Genetics 2023

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NTv3: a new generation foundational model for genomics applications


Genome annotation
(e.g. genes, splice sites finding)
Variant prediction
(e.g. eQTL, deleterious mutation)
Genomic tracks
(e.g. gene expression)
Sequence generation
(e.g. enhancer design)
NTv3
A C T A T C T A G A T G G T A G
DNA sequence

AI Innovation Generative AI for protein and antibody engineering Bora Guloglu Senior Research Scientist AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 71

AGL… AI (BFN-X) Our goal is to model as much of the data as possible ▪ Superior performance by learning a joint distribution across multiple data types and sources. ▪ Unparalleled flexibility in the hands of scientists with task-specific inference. Our vision: one model, many tasks AI AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 73

AGL… AI (BFN-X) Laying the Groundwork 1. Atkinson, T., Barrett, T.D., Cameron, S. et al. Protein sequence modelling with Bayesian flow networks. Nat Commun 16, 3197 (2025) AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 74

AbBFN2 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 75

Why design Fvs? Therapeutic antibodies have diversified in formats across the years. The Fv region is the common key recognition component in all modalities. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 76

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AbBFN2



Antibodies have unusual properties, necessitating fine-grained control over their genetics, sequence, and overall biophysics.

It is estimated that >10^{16} antibody sequences are possible: needle-in-a-haystack problem with multiple design objectives.

CDR-H1 CDR-H2 CDR-H3

VH: EVQLLESGGGLVQPGGSLRLSCAAS<u>GFTFSSYA</u>MSWVRQAPGKGLEWVSA<u>ISWNSGSI</u>YADSVKGRFTISRDNSKNTLYLQMNSLRAEDTAVYYC<u>ARGWSQVDTAMDLDY</u>GQGTLVTVSS

V gene *D gene* *J gene*

CDR-L1 CDR-L2 CDR-L3

VL: DIQMTQSPSSVSASVGDRVTITCRAS<u>QSVSSN</u>LAWYQQKPGKAPKLLIY<u>GAS</u>SLQSGVPSRFSGSGSGTDFTLTISSLQPEDFATYYC<u>QQYNNWLT</u>FGQGTRLEIK

V gene *J gene*

AbBFN2: included data modalities AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 78

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Sequence annotation

AbBFN2 achieves SOTA results on 23/23 sequence labelling tasks[1], demonstrating robust learning of the genetic and biophysical attributes of antibody sequences.

- Sequence labelling is a prerequisite for steered generation and design.
- AbBFN2 is a one-stop labelling tool,
- Simplifies traditional computational pipelines and improves accuracy.


Biophysical Attributes
Hydrophobicity
Hydrophobicity Flag
Positive Patches
Positive Patches Flag
Negative Patches
Negative Patches Flag
Charge Imbalance
Charge Imbalance Flag
Genetic Attributes
HV gene
LV gene
HD gene
LJ gene
HU gene
LV seq identity
HV seq identity
LJ seq identity
HD seq identity
LV seq identity
HU seq identity
LJ seq identity
HV seq identity
HD seq identity
LC locus
HJ seq identity
Species
Amino Acid Sequence
AGL • FWR-H1
AGL • FWR-L1
AGL • CDR-H1
AGL • CDR-L1
AGL • FWR-H2
AGL • FWR-L2
AGL • CDR-H2
AGL • CDR-L2
AGL • FWR-H3
AGL • FWR-L3
AGL • CDR-H3
AGL • CDR-L3
AGL • FWR-H4
AGL • FWR-L4
Length Attributes
CDR-H1 length
CDR-L1 length
CDR-H2 length
CDR-L2 length
CDR-H3 length
CDR-L3 length

1. Experiment conducted on 10,000 unseen antibodies which were labelled by competitor models and traditional tools. Categorical data assessed via balanced F1 scores, continuous data assessed via Pearson's R and root mean squared error.

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Stabilisation of existing antibodies

Using an unstable starting candidate, AbBFN2 is able to refine the interfaces and the total antibody to increase stability[1], which allows more stable pairing, better storage, and higher expression levels.




Natural Antibodies
Last Year
This Year
−70
−60
−50
−40
−30
Interface Energy (Lower is better)

1. Interface energies are calculated using the Rosetta Protein Modelling Suite. 5,000 samples are generated in each case and compared to a background distribution 5,000 randomly picked unseen antibodies.

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Multi-objective design using AbBFN2

- AbBFN2 optimises sequences with multiple conditions[1], using inference time compute scaling to generate diverse candidates for early discovery and optimisation.


Density
0.04
0.03
0.02
0.01
0.00
100
125
150
175
Hydrophobicity
2.0
1.5
1.0
0.5
0.0
0
1
2
3
Positive Charge
1.00
0.75
0.50
0.25
0.00
0
1
2
3
Negative Charge
0.08
0.06
0.04
0.02
0.00
−20
0
20
Charge Balance
40
20
0
0.0
0.5
1.0
Pred. ADA Safety

Inference-time compute scaling

EVQLLESGGGLVQPGGSLRLSCAAS...

QVQLLESGGSLVQPGGSLRLSCAAS...

QVQLLESGGSLVQPGGSIRLSCARS...

>80%: Success rate (overall)

>90%: Success rate (tractable candidates)

46.6: Number of mutations (1 objective)

56.9: Number of mutations (5 objectives)

1. 91 high-risk unseen sequences with multiple sequence liabilities were optimised. For each sequence, 4 candidates were generated with up to 15 recycling iterations. Results are reported for the best variant for each candidate.

Experimental validation Traditional humanization is a trial-and-error bottleneck: it often relies on arbitrary back-mutations, is time- and cost-intensive and risks disrupting binding through extensive changes. 1. Based on Marks et al, Bioinformatics, 2021; Tennenhouse et al, Nat. Biomed. Eng, 2024 1 AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 82

Live Demo AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 83

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Experimental validation

AbBFN2 enables efficient *in silico* humanization, preserving antigen binding while eliminating the need for lengthy and expensive wet lab experiments.

Objective

Humanise antibodies to reduce side-effects, starting from the precursor sequence[1] to generate designs

Results

Our sequences achieved **similar expression with an average fewer edits** compared to their manually designed clinical-stage counterparts.

Target	# mutations		Binding (Kd, nM)[2]	
	Exp[3].	Ours	Exp[3].	Ours
IL-6Ra	**42**	**37**	10.9	**13.6**
IL-5	41	**34**	0.304	**0.577**
Her2	55	63	14.1	**29.3**
IgE	60	**42**	2.82	**7.92**

1. For each precursor antibody, designs were generated as described previously. Designs were converted into scFv format and expressed in cell free *E. coli* expression systems. Expression levels are compared to the expression levels of the experimentally humanised reference sequence and binding was assessed using bio-layer interferometry. Experimentally humanised control sequences are those reported in *Marks et al, Bioinformatics, 2021*
2. Kd values might vary between reported and literature values due to experimental setup and selected scaffolds.
3. Exp. (Experimental) refers to a single molecule (per target) that is present in *Marks et al, Bioinformatics, 2021*

BIONTECH | InstaDeep

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AbBFN2: Cutting-edge in silico antibody design

- Training on both sequence and associated metadata of interest produces a rich syntax for "prompt/task engineering".

- The "condition anywhere, generate anywhere" paradigm of AbBFN2 admits a wide variety of tasks that can be decided at inference time.

Data acquisition & refinement Nicolas Lopez Carranza Head of BioNTechAI InstaDeep Youssef Ben Dhieb Senior ML Engineer InstaDeep AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 86

driven by data Potential for continued improvement as more data are generated and analysed BioNTech AI strategy is AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 87

We aim to learn as much as possible from the tumour AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 88

Sequence Space Image Space InternalInstaNovo AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 89

Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 90 The Dark Proteome encompasses uncharacterized proteins and hidden translation products beyond canonical proteins and known PTMs

InstaNovo technology enables de novo peptide sequencing to explore the 'dark proteome' and uncover unknown proteins in cancer. Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 91

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InstaNovo's library-free approach allows discovery of unanticipated dark proteome antigens


JETs
...
lncRNAs
TMDPKTGYQ
ATGPVMPTR
TAYEPTTFW
MS2 spectra
Reference library
Database search
Known Dark Tumor Antigens (dTAs)
InstaNovo
TMDPKTGYQ
GARVEMEYR
ATGPVMPTR
TAYEPTTFW
SWHADEQV
IGEYKTSLS
All Possible Peptides
Incl. any unanticipated targets

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InstaNovo SOTA de novo peptide sequencing

InstaNovo (auto-regressive) and **InstaNovo+** (diffusion) combine to outperform SOTA methods.

Has already shown potential **in detecting tumour specific epitopes** from undocumented ORFs and aberrant splicing.

Published in **Nature Machine Intelligence**

Covered by Science Magazine


Normal Identifications
Tumor Identifications
Tumor-specific
dark peptides
0
50
100
150
0
20
40
60
80

Peptide	Tumor	Normal
Peptide 1	32	1
Peptide 2	28	1
Peptide 3	26	1
Peptide 4	31	0
Peptide 5	28	1
Peptide 6	30	0
Peptide 7	26	1
Peptide 8	27	1
Peptide 9	27	1
Peptide 10	27	1


nature machine intelligence

Article https://doi.org/10.1038/s42256-025-01019-5

InstaNovo enables diffusion-powered de novo peptide sequencing in large-scale proteomics experiments

InstaDeep®

DTU

Eloff, K., Kalogeropoulos, K., Mabona, A. et al. *InstaNovo enables diffusion-powered de novo peptide sequencing in large-scale proteomics experiments*. Nature Machine Intelligence 7, 565–579 (2025). https://doi.org/10.1038/s42256-025-01019-5

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Introducing InstaNovo V2

The next generation of InstaNovo models

Larger Dataset
63 million labelled spectra

Faster Prediction
Up to 50x faster inference

Higher Accuracy
10–15% increase in peptide recovery

More Identifications
Up to 2× the number of identifications


Novel PSMs
Database Overlap
12500
10000
7500
5000
2500
0
1487
4564
3250
8762
InstaNovo
InstaNovo V2


Peptide identifications in InstaNovo V1 and V2
2538
2611
7460
InstaNovo V1
InstaNovo V2

"*Introducing the next generation of InstaNovo models*", https://instanovo.ai/introducing-the-next-generation-of-instanovo-models/

AI-Assisted tissue annotation tool (last year) Increased the efficiency of pathologists fivefold (5x) compared to manual annotation. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 95

5× faster pathologists — but still not enough AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 96

97 I AI Day © 2025 InstaDeep Ltd. & BioNTech SE I October, 2025 Thousands of non-annotated whole slide images AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 97

How can we reduce the pathologists’ annotation efforts while ensuring optimal model performance? AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 98

Random data points selection AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 99

Random Data Points Selection AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 100

Use Foundation Models to Cluster the Data by Patterns AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 101

Use Foundation Models to Cluster the Data by Patterns AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 102

Use Foundation Models to Cluster the Data by Patterns AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 103

Use foundation models + smart data points selection AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 104

We developed a tool to explore, understand, and work with our histology data at scale. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 105

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107 I AI Day © 2025 InstaDeep Ltd. & BioNTech SE I October, 2025

Applications AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 108

Nanoparticle design Lexi Walls Senior Scientist II BioNTech Cheng Zhang Research Engineer InstaDeep AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 109

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High valency nanoparticle vaccines yield strong antibody responses towards tough infectious disease targets

Hepatitis B vaccine[1]





Human papilloma virus vaccine[2]





Malaria vaccine[3]


200nm

Nanoparticle vaccines have a crown of repeating antigen on a scaffold
They yield improved immune responses compared to solitary antigens
All nanoparticle vaccines in humans are protein based

Goal: Leverage AI to build nanoparticles suited to harness the power of mRNA vaccines

1. Valenzuela et al. Nature. 1982.
2. Kirnbauer et al. Proc. Natl. Acad. Sci. 1992.
3. Collins et al. Sci Rep. 2017.

111 I AI Day © 2025 InstaDeep Ltd. & BioNTech SE I October, 2025 Goal: mRNA launched nanoparticle vaccines mRNA delivery ER/Golgi Nanoparticle assembly Nanoparticle secretion Nanoparticle vaccine Generated by BioRender

Building a toolkit of diverse AI-designed de novo nanoparticles Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 112

Building a nanoparticle piece by piece Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 113

Shape generation Generate thousands of de novo trimer shapes to enhance diversity of building blocks Utilizing AI protein design to build the nanoparticle components Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 114

Symmetric assembling Assembling the nanoparticle building blocks into desired shapes Assembled to thousands of symmetric shapes Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 115

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Designing amino acid sequences to form the protein shape



Sequence design

N L G V T F K W S…
V D E V T A T Q T H

Hundreds of sequences per particle

S P R H T L A L R…
A T M K E S V A E



Generate hundreds of thousands sequences to match the desired shapes and assemblies

Internal

DeepChain Folding Studio Filter and enrich to tens - hundreds of high-quality designs prior to laboratory testing Computationally rank and filter the nanoparticle models Internal AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 117

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In vitro: confirming nanoparticle design and assembly

Computationally designed nanoparticle model



Wet-lab experiments



Negative stain electron micrographs confirming nanoparticle assembly


Candidate A


Candidate B

Internal

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In vitro: showcasing nanoparticles can display vaccine antigens

Computationally designed nanoparticle + antigen model



Wet-lab experiments



Negative stain electron micrographs confirming nanoparticle displays antigen


Candidate + antigen


Candidate + antigen

Internal

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Can you put this in as my head shot? Currently the slide shows John.
MY title is senior director, computational biology

TCR affinity enhancement



Antoine Delaunay
Senior Research Engineer
InstaDeep



Michael Rooney
Senior Director Comp Biology
BioNTech

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T cell receptors (TCRs) can access highly tumor-specific cancer targets


Antibody
c-MET
CEACAM
TROP2
TCR
MHC
HPV
PRAME
P53
RAS
NY-ESO-1

Extracellular targets
Modest tumor specificity

Intracellular targets
High tumor specificity

T cells can achieve durable responses Checkpoint blockade in NSCLC Brahmer, JCO, 2023. PRAME-directed TCR-T Wermke, Nature Medicine, 2025. AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 122

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Affinity enhancement is required to unlock the full potential of T cell receptors (TCRs)


Weak binding TCRs
Strong binding TCRs
"micromolar"
"nanomolar"
"picomolar"
10^{-3} M
10^{-6} M
10^{-9} M
10^{-12} M
Natural TCRs
TCR-T
solTCR
Cell therapy
Off-the-shelf biologic

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Conventional display-based affinity enhancement is labor- intensive but explores tiny sliver of TCR sequence space


Natural TCR
Displays
CDR1α library
CDR2α library
CDR3α library
CDR1β library
CDR2β library
CDR3β library
Repeat
Measurement
Enhanced TCR


high potency
developability
high specificity
~10^8-10^9 variants accessible with combinatorial display
~10^32 mutants with <15 mutations

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AI-guided exploration of TCR sequence space enables efficient discovery of optimized variants


Natural TCR
AI-guided rational exploration of sequence space
Repeat
Measurement
Enhanced TCR


high potency
developability
high specificity
~10^32 mutants with <15 mutations

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Learning the rules of TCR optimization is hard due to high structural diversity of TCRpMHC interactions

Overall TCR:pMHC docking is similar, but exact CDR loop positions are highly diverse


CDR3α
peptide
CDR3β

Twelve TCRpMHC structures superimposed by MHC
(PDB ID: 1ao7, 1mi5, 2ak4, 2nx5, 2ypl, 3dxa, 3ffc, 3h9s, 3vxm, 4g8g, 4jrx, 4mji)

Residue environment determines optimal substitutions but varies from TCR to TCR



Divergent germline CDR2β-MHC interactions in two structures that share both V-genes and MHC allele
(PDB ID: 5nht, 6vm9)

0 10 20 30 40 50 Boltz-1¹ Chai-1² Our model For each model, fraction of targets where at least one of 5 generated structures achieved CDR3 RMSD < 2.5Å. Test set contains only unseen targets. Performance benchmark on test targets (CDR3 RMSD < 2.5Å ) 1. Wohlwend et al., Boltz-1: Democratizing Biomolecular Interaction Modeling, bioRxiv, 2025. 2. Chai Discovery et al., Chai-1: Decoding the molecular interactions of life, bioRxiv, 2024. 20 25 30 35 40 45 50 0 200 400 Number of structures generated per target Boltz-1¹ Chai-1² Our model % ta rg et s w ith to p- 5 m od el C D R3 R M SD < 2 .5 Å Our method outperforms sampling models that quickly saturate % o f t ar ge ts w ith C D R3 R M SD < 2 .5 Å Our model outperforms state-of-the-art in TCR–pMHC structure prediction AI Day © 2025 BioNTech SE & InstaDeep Ltd. I October, 2025 I 127

BIONTECH | InstaDeep AI Day © 2025 BioNTech SE & InstaDeep Ltd. | October, 2025 | 128

Our AI pipeline achieves an average 50,000-fold TCR binding enhancement increase over WT, in three rounds or less, on the four considered targets. We repeatedly reach picomolar affinity.



natural TCR
structure
variant sampler
affinity predictor
repeat
measurement
enhanced TCR



natural TCRs
TCR-T
solTCR
Kd, M
10^{-5}
10^{-6}
10^{-7}
10^{-8}
10^{-9}
WT
1
2
3
round

Example of a TCR affinity improvement of more than a 100,000-fold in 3 rounds

Source: Internal

BIONTECH | InstaDeep
AI Day © 2025 BioNTech SE & InstaDeep Ltd. | October, 2025 | 129

Affinity-enhanced TCRs lead to strong and durable *in vivo* tumor control in a pre-clinical model

pHLA tumor target 1


no TCR
WT TCR
enhanced TCR
tumor volume, mm³
2500
2000
1500
1000
500
0
TCR dosing starts
TCR dosing ends
0
5
10
15
20
25
30
35
study day

Source: Internal

pHLA tumor target 2


no TCR
WT TCR
enhanced TCR
TCR dosing ends
TCR dosing starts
tumor volume, mm³
2500
2000
1500
1000
500
0
0
5
10
15
20
25
30
35
study day

Source: Internal

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